Exhibit (a)(5)(B)

MAURA A SMITH SENIOR VICE PRESIDENT, GENERAL COUNSEL & CORPORATE SECRETARY	INTERNATIONAL PLACE II 6400 POPLAR AVENUE MEMPHIS, TN 38197 T 901-419-3829 F 901-214-1248 maura.abelnsmith@ipaper.com

PRIVILEGED & CONFIDENTIAL

VIA FACSIMILE

August 16, 2006

To the Board of Directors and Executive Officers:

Re:	Notice of Blackout Period and Suspension of Trading by

International Paper Company Directors and Executive Officers

Due to Tender Offer—REQUIRED NOTICE

As you know, International Paper Company (the “Company”) has commenced a tender offer pursuant to which we are offering to purchase for cash up to 41,666,667 shares of our common stock, par value $1.00 per share (the “Shares”), at a price not greater than $36.00 nor less than $32.50 per Share, upon the terms and subject to the conditions described in the Company’s Offer to Purchase (the “Offer”). In response to my letter e-mailed to you last week regarding the Offer, each of you confirmed that you will not participate in the Offer or trade in the Company’s securities.

Since the International Paper Company Salaried Savings Plan and the International Paper Company Hourly Savings Plan (the “Plans”) will be permitted to participate in the Offer, you will be prohibited from trading for a period of time during and after the Offer (the “Blackout Period”) pursuant to Section 306(a) of the Sarbanes-Oxley Act of 2002 and Rule 104 of Securities and Exchange Commission Regulation BTR. These regulations restrict you, as a director or executive officer of the Company, from engaging in certain transactions in shares of International Paper common stock (including derivative securities, such as options) when Plan participants are restricted from making changes in their respective investment elections, requesting loans, making withdrawals or distributions, or selling Shares in the Plan. If you engage in a transaction that violates these rules, you may be required to disgorge your profits from the transaction, and you may be subject to civil and criminal penalties.

The Blackout Period that applies to you and Plan participants will begin at 4:00 p.m., New York City time, September 6, 2006. By halting transactions in the Plans, it will be possible to calculate the number of Shares that have been tendered by the Plans on behalf of Plan participants to the Company. For Plan participants who do not elect to tender Shares in their Plan accounts, the Blackout Period is expected to end at 12:00 midnight, New York City time, September 13, 2006. For Plan participants who elect to tender Shares in their Plan accounts, as well as for directors and executive officers, the Blackout Period is expected to end during the week of October 1, 2006. Transactions by your family members in shares in which you have a pecuniary interest (i.e., those

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required to be reported on your Section 16 ownership reports) may also be prohibited during the Blackout Period. In light of the complexity of these rules, please do not hesitate to contact me (901-419-3829), or Nicole Jones, Chief Counsel for securities law (901-419-3861), if you have any questions regarding this notice or the Blackout Period.

We will notify you when the Blackout Period that applies to you has ended. Also, you can determine whether the Blackout Period has started or ended by contacting JP Morgan Retirement Plan Services, at 1-800-345-2345.

We would appreciate receiving written or email confirmation that you received this notice.

Best regards,

Maura A. Smith